Earthstone Energy, Inc.
1400 Woodloch Forest Drive, Suite 300
The Woodlands, Texas 77380
Telephone: (281) 298-4246

May 26, 2022

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:     Loan Lauren Nguyen
        Liz Packebusch
        Division of Corporation Finance
        Office of Energy & Transportation

Re:    Earthstone Energy, Inc.
Preliminary Information Statement on Schedule 14C
Filed May 6, 2022
File No. 001-35049

Dear Ms. Nguyen and Ms. Packebusch:

Set forth below is Earthstone Energy, Inc.’s (the “Company”) response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated May 20, 2022 with respect to the filing referenced above. For your convenience, the text of the Staff’s comment is set forth below in bold followed by our response.

Preliminary Information Statement on Schedule 14C

General

Comment 1.    We note your disclosure on page 12 that pursuant to the Purchase Agreement, which closed on April 14, 2022, the Company acquired the interests in oil and gas leases and related property of Bighorn Asset Company, LLC (“Bighorn”) for a purchase price of $638.9 million in cash, net of preliminary and customary purchase price adjustments, and 5,650,977 shares of Class A Common Stock, and of which 510,638 shares are held in escrow to satisfy any seller indemnification obligations. We further note that the issuance of the Preferred Stock, as well as the approval of the conversion feature of the Preferred Stock and the issuance of the Class A Common Stock upon conversion of the Preferred Stock, are intended to facilitate your transaction with Bighorn. Note A to Schedule 14A requires that the information called for by Items 11, 13 and 14 to be provided when security holders are asked to authorize the issuance of additional securities to be used to acquire another specified company when there will be no separate opportunity to vote on the acquisition. Please revise the preliminary information statement to also include the information required by Items 13 and 14 of Schedule 14A with respect to this transaction, or provide an analysis explaining why you do not believe you are required to do so. Refer to Note A of Schedule 14A and Item 1 of Schedule 14C, which incorporates the disclosure requirements of Schedule 14A.

    Response: On January 30, 2022, the Company, Earthstone Energy Holdings, LLC (collectively, the “Buyer”) and Bighorn Asset Company, LLC (the “Seller”) entered into a Purchase and Sale Agreement (the “Purchase Agreement”) providing for the purchase of certain oil and gas assets (the “Bighorn Assets”) by Buyer from Seller.

The closing of the Purchase Agreement was not contingent on financing. The cash portion of the purchase price was delivered by the Company to the Seller from existing cash resources, a credit for the $50 million deposit previously made by Buyer with Seller, with the balance from the Buyer’s revolving credit facility supplemented from proceeds of a private placement of the Company’s preferred stock (the “Preferred Stock”) of $280 million that was issued on April 14, 2022 and a $550 million private offering of senior notes by Earthstone Energy Holdings, LLC completed on April 7, 2022. Immediately following the closing, the Company had approximately $337 million of undrawn availability under its revolving credit facility. The closing was disclosed in the Current Report on Form 8-K of the Company filed with the SEC on April 18, 2022, in which the Company reported the completion of the acquisition of the Bighorn Assets and the issuance of the Preferred Stock.

The Company advises the Staff that, prior to filing the Preliminary Information Statement, the Company carefully reviewed the instructions in Note A to Schedule 14A to determine whether Item 14 of Schedule 14A was applicable to the matter as to which stockholder approval, pursuant to a written consent of stockholders, was utilized. As discussed below, the Company’s position is that Instruction 1 to Item 14 is not applicable because registered securities were not involved in the acquisition of the Bighorn Assets. Instructions 2(a) and 2(b) are not applicable because stockholders of the acquired company’s assets were not voting. Instruction 3 is not applicable since neither the security holders of either the acquiring company or the target company were required to vote with respect to the transaction.

Note A to Schedule 14A states that: “[w]here any item calls for information with respect to any matter to be acted upon and such matter involves other matters with respect to which information is called for by other items of this schedule, the information called for by such other items shall also be given. For example, where a solicitation of security holders is for the purpose of approving the authorization of additional securities which are to be used to acquire another specified company, and the registrants’ security holders will not have a separate opportunity to vote upon the transaction, the solicitation to authorize the securities is also a solicitation with respect to the acquisition.” (emphasis added)

Unlike the italicized portion of Note A in the above paragraph, the Company’s stockholders were not being asked to approve the authorization of securities for the purpose of acquiring another company or business. The matter that was acted upon by written consent of the Company’s stockholders was that the holders of the Company’s Class A common stock (the “Class A Common Stock”) and Class B common stock approve the issuance of shares of the Class A Common Stock upon the automatic conversion of the Preferred Stock, which Preferred Stock had long before been authorized by the Company’s stockholders. This action was required by Section 312.03 of the New York Stock Exchange (“NYSE”) Listed Company Manual because (i) the Preferred Stock was purchased in part by a related party of the Company, and (ii) the Class A Common Stock to be issued upon conversion of the Preferred Stock would upon issuance have voting power equal to 20% or more of the voting power outstanding of the Company.

This matter that was acted upon by written consent of the Company’s stockholders stands on its own. The action by written consent of the Company’s stockholders to approve the automatic conversion of the Preferred Stock into shares of Class A Common Stock was independent of, and did not have any bearing on, nor facilitate, the acquisition of the Bighorn Assets (see, for example, The First Bancshares, Inc. (Letter dated November 17, 2016) and 9 Meters Biopharma, Inc. (Letter dated May 15, 2020)). The acquisition of the Bighorn Assets was completed irrespective of whether stockholder approval of the issuance of the underlying Class A Common Stock upon automatic conversion of the Preferred Stock was sought or received. Specifically, the Class A Common Stock that would be issued upon automatic conversion of the Preferred Stock will not be “used to acquire another specified company” as cited in Note A to Schedule 14A. The Company’s stockholders were essentially being asked to decide whether they would prefer that the Company continue to have outstanding Preferred Stock or whether they would prefer to replace the outstanding Preferred Stock by its conversion into shares of Class A Common Stock that the stockholders of the Company had already authorized several years ago.

Under the Company’s amended and restated certificate of incorporation and Delaware law, the Board of Directors of the Company has the discretion to issue preferred stock without stockholder approval or involvement. The Company’s stockholders have neither the legal right to unwind the Preferred Stock issuance nor to vote upon the acquisition of the Bighorn Assets. The only issue before the Company’s stockholders was whether to render the necessary approval of the conversion feature and therefore approve the Class A Common Stock issuance triggered by the conversion of the Preferred Stock. That the Company used the net proceeds from the previous issuance of the Preferred Stock to fund in part the acquisition of the Bighorn Assets is wholly separate from whether the shares of Preferred Stock should be converted into shares of Class A Common Stock, and as set forth above, the Company had ample liquidity to close the acquisition of the Bighorn Assets regardless of the issuance of the Preferred Stock.

In addition, the Company believes that the information required by Item 14 of Schedule 14A is not applicable because such information may well cause confusion to the Company’s stockholders by suggesting that the Company would be asking for their vote, in part, to approve or disapprove of the already completed acquisition of the Bighorn Assets. Item 14(a) of Schedule 14A, lists the matters for which the subsequent Item 14(b) transaction information is to be provided. These matters are, exclusively, “(1) a merger or consolidation; (2) an acquisition of securities of another person; (3) an acquisition of any other going business or the assets of a going business; (4) a sale or other transfer of all or any substantial part of assets; or (5) a liquidation or dissolution.” Pursuant to the written consent of the Company’s stockholders, no action was taken with respect of any of these matters. As discussed above, a vote of the stockholders to either acquire the Bighorn Assets through a stock purchase, or to fund the acquisition through the issuance of Preferred Stock, is a matter left totally to the discretion of the Company’s Board of Directors under Delaware law and the Company’s amended and restated certificate of incorporation. The Company respectfully submits that it would be inappropriate to attempt to pre-empt the power of the Company’s Board of Directors by requiring compliance with Item 14 and it could create a misleading impression among the Company’s stockholders that a vote against the conversion feature and the resulting Class A Common Stock issuance is tantamount to a vote against the closed acquisition of the Bighorn Assets.

Further, the information required by Item 13 is not material and providing such information could potentially mislead the Company’s stockholders with respect to what was approved by the prior written consent of stockholders. In addition, such information is not applicable because the written consent of stockholders related to a rule requirement of the NYSE, not with respect to any matter specified in Item 11 of Schedule 14A or any requirement of Delaware law. In any event, relevant information regarding the acquisition of the Bighorn Assets has been and will be timely filed by the Company in its periodic and current reports with the Commission.

In light of the foregoing, the Company respectfully submits that the information required by Items 13 and 14 of Schedule 14A is not applicable to the previous decision made by the Company’s stockholders with respect to the issuance of Class A Common Stock upon the automatic conversion of the Preferred Stock. Such information, if included in the Information Statement, may in fact cause confusion and mislead stockholders as to what had already been approved by the written consent of stockholders in accordance with Delaware law.

    The Company acknowledges that it and its management are responsible for the accuracy and adequacy of the Company’s disclosures, notwithstanding any review, comments, action or absence of action by the Staff.
* * *

We hope the foregoing response adequately addresses the Staff’s comment. Please do not hesitate to contact me at (281) 298-4246. You may also contact our counsel, Reid A. Godbolt, Esq. by telephone at (303) 573-1600 or by email at rgodbolt@joneskeller.com, with any questions or comments regarding this correspondence.

Very truly yours,

                                EARTHSTONE ENERGY, INC.

                                /s/ Robert J. Anderson
                                Robert J. Anderson, President and
                                Chief Executive Officer

cc:    Reid A. Godbolt, Esq., Jones & Keller, P.C.

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